1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of October 2019
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS Exhibit Number
99.1	2019 THIRD QUARTERLY REPORT

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 29, 2019	By /s/ Wang Jun Name: Wang Jun Title: Company Secretary

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Wang Jun, Company Secretary

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

2019 THIRD QUARTERLY REPORT

This announcement is made by Aluminum Corporation of China Limited* (the "**Company**", together with its subsidiaries, the "**Group**") pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong) and Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I. IMPORTANT NOTICE

1.1 The board of directors, the supervisory committee, the directors, supervisors and senior management members of the Company guarantee the truthfulness, accuracy and completeness of this quarterly report, and that it contains no false representation, misleading statement or material omission, and assume several and joint liabilities.

1.2 Director absent from the meeting of the board of directors

Name of the absent director	Position of the absent director	Reason for the absence	Name of the proxy
Lu Dongliang	Chairman	Other business matters	He Zhihui
Ao Hong	Director	Other business matters	He Zhihui
Jiang Yinggang	Director	Other business matters	Zhu Runzhou

1.3 Lu Dongliang, Legal Representative, Wang Jun, Chief Financial Officer, Zhao Hongmei, Head of the Accounting Department, warrant the truthfulness, accuracy and completeness of the financial statements in this quarterly report.

1.4 The third quarterly report of the Company has not been audited.

II. BASIC INFORMATION OF THE COMPANY

2.1 Principal financial data

Unit: '000 Currency: RMB

		31 December 2018		
	30 September 2019	After adjustment	Before adjustment	Increase/ decrease *(%)*
Total assets	**207,096,421**	200,964,751	200,876,114	3.05
Net assets attributable to owners of the parent	**53,134,610**	52,415,307	52,414,890	1.37

	2019	2018 (January–September)		
	(January–September)	After adjustment	Before adjustment	Increase/ decrease *(%)*
Net cash flow from operating activities	**8,104,987**	8,976,650	8,981,045	-9.71

	2019 (January–September)	2018 (January–September) After adjustment	Before adjustment	Increase/ decrease *(%)*
Revenue	**145,708,612**	125,709,202	125,716,924	15.91
Net profit attributable to the owners of the parent	**808,371**	1,460,652	1,496,353	-44.66
Net profit attributable to owners of the parent after excluding extraordinary gains and losses	**92,555**	722,115	757,816	-87.18
Weighted average return on net assets *(%)*	**1.53**	3.20	3.29	Decreased by 1.67 percentage points
Basic earnings per share *(RMB per share)*	**0.038**	0.082	0.084	-53.66%
Diluted earnings per share *(RMB per share)*	**0.038**	0.082	0.084	-53.66%

Gains and losses arising from extraordinary items and amount

☑ Applicable ☐ N/A

Unit: '000 Currency: RMB

Items	2019 (July–September)	2019 (January–September)
Gains/(Losses) from disposal of non-current assets	**11,783**	569,000
Government subsidies included in the gains and losses for the reporting period (excluding government subsidies are closely related to the ordinary business of the Company and granted on an ongoing basis under the state's policies according to certain standard amount or quantity)	**39,775**	388,543
Gains/(Losses) on non-monetary assets exchange	**278,508**	278,508
Enterprise restructuring costs, such as staff resettlement costs and integration costs.	**-137,530**	-413,496
The net gains/(losses) of subsidiaries for the current period generated by business combination under common control from the beginning of the period to the combination date	**–**	37
Except for the hedging business that is related to the ordinary business of the Company, the gains or losses arising from fair value changes of held-for-trading financial assets, derivative financial assets, held-for-trading financial liabilities and derivative financial liabilities, and investment income on disposal of held-for-trading financial assets, derivative financial assets, held-for-trading financial liabilities, derivative financial liabilities and other debt investments	**23,273**	3,556
Write back of the provision for impairment of receivables and contract assets that are individually tested for impairment	**17,340**	19,336
Investment income on disposal of right of control over subsidiaries	**–**	260,914
Investment income on disposal of interests in associates	**–**	156,227
Other non-operating income and expenses other than above items	**-71,441**	-143,403
Non-controlling interests effect (after tax)	**-14,278**	-261,717
Income tax effect	**-22,661**	-141,689
Total	**124,769**	715,816

2.2 Total number of shareholders, the top ten shareholders and the top ten shareholders of tradable shares (or shareholders not subject to trading moratorium) as at the end of the reporting period

Unit: Share

Total number of shareholders 457,986

Shareholding status of top ten shareholders

Name of shareholders (in full)	Number of shares held at the end of the period	Percentage (%)	Number of shares held subject to trading moratorium	Pledged or frozen status		Nature of shareholders
				Share status	Number	
Aluminum Corporation of China (note 1)	5,050,376,970	29.67	–	None	–	State-owned legal person
Hong Kong Securities Clearing Company Limited (H Shares) (note 2)	3,932,627,595	23.10	–	Unknown	Unknown	Foreign legal person
Huarong Ruitong Equity Investment Management Co., Ltd.*(華融瑞通股權投資管理有限公司)	841,600,264	4.94	841,600,264	None	–	State-owned legal person
China Life Insurance Company Limited	671,882,629	3.95	671,882,629	None	–	State-owned legal person
China Securities Finance Corporation Limited* (中國證券金融股份有限公司)	448,284,993	2.63	–	None	–	State-owned legal person
Shenzhen Zhaoping Chalco Investment Center LLP* (深圳市招平中鋁投資中心(有限合夥))	252,392,929	1.48	252,392,929	None	–	State-owned legal person
Baotou Aluminum (Group) Co., Ltd.	238,377,795	1.40	–	None	–	State-owned legal person
China Cinda Asset Management Co., Ltd.* (中國信達資產管理股份有限公司)	217,589,200	1.28	84,203,869	None	–	State-owned legal person
Central Huijin Asset Management Ltd.* (中央匯金資產管理有限責任公司)	137,295,400	0.81	–	None	–	State-owned legal person
Hong Kong Securities Clearing Company Limited (A shares)	108,008,889	0.63	–	None	–	Foreign legal person

Shareholding status of the top ten shareholders not subject to trading moratorium

Name of shareholders	Number of tradable shares not subject to trading moratorium held	Class and number of shares: Class	Class and number of shares: Number
Aluminum Corporation of China (note 1)	5,050,376,970	RMB ordinary shares	5,050,376,970
Hong Kong Securities Clearing Company Limited (H Shares) (note 2)	3,932,627,595	Overseas listed foreign shares	3,932,627,595
China Securities Finance Corporation Limited* (中國證券金融股份有限公司)	448,284,993	RMB ordinary shares	448,284,993
Baotou Aluminum (Group) Co., Ltd.	238,377,795	RMB ordinary shares	238,377,795
Central Huijin Asset Management Ltd.* (中央匯金資產管理有限責任公司)	137,295,400	RMB ordinary shares	137,295,400
China Cinda Asset Management Co., Ltd.* (中國信達資產管理股份有限公司)	133,385,331	RMB ordinary shares	133,385,331
Hong Kong Securities Clearing Company Limited (A Shares)	108,008,889	RMB ordinary shares	108,008,889
Wu Xiaofeng	85,800,000	RMB ordinary shares	85,800,000
China Merchants Bank Co., Ltd. (招商銀行股份有限公司) – Boshi CSI Structure-adjusted Tradable Open Index Securities Investment Fund for State-owned Enterprises (博時中證央企結構調整交易型開放式指數證券投資基金)	71,446,213	RMB ordinary shares	71,446,213
Guangdong Finance Trust Co., Ltd. (廣東粵財信託有限公司) – Yuecai Trust • Yuezhong No.3 Collective Fund Trust Plan (粵財信託•粵中3號集合資金信託計劃)	65,440,000	RMB ordinary shares	65,440,000

Connected relationship or concert-party relationship among the above shareholders	*Note 1*:	The number of shares held by Aluminum Corporation of China doesn't include the A shares of the Company indirectly held by Aluminum Corporation of China through its subsidiaries Baotou Aluminum (Group) Co., Ltd. and Chinalco Shanxi Aluminum Co., Ltd. and the H shares of the Company indirectly held by Aluminum Corporation of China through its subsidiary Aluminum Corporation of China Overseas Holdings Limited. As at 30 September 2019, Aluminum Corporation of China together with its subsidiaries holds an aggregate of 5,458,171,019 shares of the Company including 5,295,895,019 A shares and 162,276,000 H shares, representing 32.06% of the total share capital of the Company.
	Note 2:	3,932,627,595 H shares of the Company held by Hong Kong Securities Clearing Company Limited include 162,276,000 H shares it holds on behalf of Aluminum Corporation of China Overseas Holdings Limited, a subsidiary of Aluminum Corporation of China.
Description of preference shareholders with restoration of voting rights and their shareholdings	N/A	

2.3 Total number of preference shareholders, top ten preference shareholders and top ten preference shareholders not subject to trading moratorium as at the end of the reporting period

☐ Applicable ☑ N/A

III. SIGNIFICANT EVENTS

3.1 Material changes in major accounting items and financial indicators and the reasons thereof

☑ Applicable ☐ N/A

1. Monetary capital decreased by 50%, mainly attributable to the Company's efforts to strengthen centralized capital management to improve capital utilization efficiency and reduce existing monetary capital.

2. Held-for-trading financial assets increased by RMB4,794 million, mainly attributable to the Company's reasonable planning for the use of capital and the purchase of bank wealth management products to increase the income of existing capital.

3. Accounts receivable increased by 25%, mainly attributable to the fact that receivables from product sales of the Company were not yet due.

4. Prepayments increased by 40%, mainly attributable to the increase in prepayments for railway freight, and for raw and auxiliary materials and imported ores.

5. Right-of-use assets increased by RMB11,489 million, mainly attributable to the reclassification of assets involving finance leases from fixed assets under the original lease standard to right-of-use assets and the recognition of right-of-use assets for operating leases under the original lease standard, as required under the new lease standard.

6. Short-term borrowings decreased by 36%, mainly attributable to the Company's effort to reduce financing costs by repaying high-interest loans.

7. Contract liabilities increased by 33%, mainly attributable to the increase in trade advances received by the Company.

8. Other current liabilities increased by 572%, mainly attributable to the issuance of low-cost short-term debentures by the Company by taking advantage of the favorable capital market conditions.

9. Debentures payable increased by 69%, mainly attributable to the issuance of medium-to-long-term debentures by the Company for the purpose of debt structure optimization by taking advantage of the favorable capital market conditions.

10. Lease liabilities increased by RMB7,777 million, mainly attributable to the reclassification of finance lease payables from long-term payables under the original lease standard to lease liabilities and the recognition of right-of-use assets for operating leases under the original lease standard, as required under the new lease standard.

11. Long-term payables decreased by 63%, mainly attributable to the reclassification of finance lease payables under the original lease standard to lease liabilities pursuant to the new lease standard.

12. Investment income increased by 397% year on year, mainly attributable to the increase in the Company's share of profits from enterprises invested and gains from capital operation.

13. Gains from disposal of assets increased by RMB821 million year on year, mainly attributable to the net gains from disposal of assets by the Company in the year.

3.2 Progress of significant events and effects thereof and analysis on solutions

☐ Applicable ☑ N/A

3.3 Overdue and outstanding undertakings during the reporting period

☐ Applicable ☑ N/A

3.4 Warning on any potential loss in accumulated net profit for the period from the beginning of the year to the end of the next reporting period or any material change from the corresponding period last year and the reason thereof

☐ Applicable ☑ N/A

Name of the Company	**Aluminum Corporation of China Limited***
Legal representative	**Lu Dongliang**
Date	29 October 2019

IV. APPENDICES

4.1 Financial Statements

Consolidated Balance Sheet
30 September 2019

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

Items	30 September 2019	31 December 2018 (Restated)
Current assets:		
Monetary capital	**10,628,918**	21,296,123
Held-for-trading financial assets	**4,810,163**	16,141
Accounts receivable	**6,518,981**	5,209,535
Accounts receivable financing	**2,439,515**	2,894,482
Prepayments	**2,170,550**	1,550,470
Other receivables	**6,362,758**	4,953,590
Inventories	**21,187,548**	20,459,668
Other current assets	**2,673,248**	2,521,454
Total current assets	**56,791,631**	58,901,463
Non-current assets:		
Long-term receivables	**186,629**	204,718
Long-term equity investments	**10,397,736**	9,756,811
Investments in other equity instruments	**2,085,619**	1,729,825
Investment properties	**1,106,266**	1,156,006
Fixed assets	**88,260,465**	94,073,654
Construction in progress	**14,170,663**	13,036,003
Right-of-use assets	**11,489,486**	–
Intangible assets	**14,475,205**	13,675,597
Goodwill	**3,511,114**	3,510,633
Long-term deferred expenditures	**687,493**	667,772
Deferred income tax assets	**1,440,123**	1,542,655
Other non-current assets	**2,493,991**	2,709,614
Total non-current assets	**150,304,790**	142,063,288
Total assets	**207,096,421**	200,964,751

Items	30 September 2019	31 December 2018 (Restated)
Current liabilities:		
Short-term borrowings	**25,377,828**	39,348,100
Held-for-trading financial liabilities	**1,104**	1,766
Notes payable	**4,667,721**	5,439,162
Accounts payable	**8,843,837**	8,570,102
Payments received in advance	**244,569**	–
Staff remuneration payable	**959,318**	1,159,356
Taxes payable	**1,006,672**	944,934
Other payables	**9,167,233**	9,076,137
Contract liabilities	**2,107,712**	1,579,322
Non-current liabilities due within one year	**4,766,929**	6,319,810
Other current liabilities	**16,111,634**	2,398,088
Total current liabilities	**73,254,557**	74,836,777
Non-current liabilities:		
Long-term borrowings	**35,919,284**	42,756,340
Debentures payable	**16,357,055**	9,698,134
Lease liabilities	**7,777,222**	–
Long-term payables	**988,364**	2,664,261
Long-term staff remuneration payable	**613,207**	777,305
Estimated liabilities	**150,004**	132,250
Deferred gains	**472,870**	484,416
Deferred income tax liabilities	**1,735,513**	1,812,805
Other non-current liabilities	**122,965**	132,844
Total non-current liabilities	**64,136,484**	58,458,355
Total liabilities	**137,391,041**	133,295,132

Items	30 September 2019	31 December 2018 (Restated)
Owner's equity (or shareholders' equity)		
Paid-in capital (or share capital)	**17,022,673**	14,903,798
Other equity instruments	**3,988,000**	3,988,000
Including: Perpetual debentures	**3,988,000**	3,988,000
Capital reserve	**27,991,189**	30,144,970
Other comprehensive income	**69,301**	221,108
Special reserve	**243,583**	145,938
Surplus reserve	**5,774,571**	5,774,571
Retained earnings	**-1,954,707**	-2,763,078
Total owner's equity (or shareholders' equity) attributable to the owners of the parent	**53,134,610**	52,415,307
Non-controlling interest	**16,570,770**	15,254,312
Total owner's equity (or shareholders' equity)	**69,705,380**	67,669,619
Total liabilities and owner's equity (or shareholders' equity)	**207,096,421**	200,964,751

Legal Representative:	*Chief Financial Officer:*	*Head of Accounting Department:*
Lu Dongliang	**Wang Jun**	**Zhao Hongmei**

Balance Sheet of the Parent Company
30 September 2019

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

Items	30 September 2019	31 December 2018 (Restated)
Current assets:		
Monetary capital	**4,257,023**	4,485,244
Held-for-trading financial assets	**4,800,000**	–
Accounts receivable	**719,221**	425,880
Accounts receivable financing	**519,543**	672,838
Prepayments	**500,801**	883,248
Other receivables	**22,064,877**	14,299,555
Inventories	**2,151,830**	3,062,042
Other current assets	**342,496**	234,327
Total current assets	**35,355,791**	24,063,134
Non-current assets:		
Long-term receivables	**7,171,027**	6,935,845
Long-term equity investments	**68,113,107**	63,394,420
Investments in other equity instruments	**2,014,902**	1,665,441
Fixed assets	**12,942,933**	17,341,499
Construction in progress	**864,305**	784,835
Right-of-use assets	**1,412,509**	–
Intangible assets	**894,235**	1,066,510
Goodwill	**406,687**	2,330,945
Long-term deferred expenditures	**32,043**	57,676
Deferred income tax assets	**630,702**	656,317
Other non-current assets	**124,548**	280,626
Total non-current assets	**94,606,998**	94,514,114
Total assets	**129,962,789**	118,577,248

Items	30 September 2019	31 December 2018 (Restated)
Current liabilities:		
Short-term borrowings	**16,270,000**	25,440,000
Accounts payable	**660,616**	596,215
Payments received in advance	**210,712**	–
Contract liabilities	**81,204**	110,154
Staff remuneration payable	**405,990**	541,719
Taxes payable	**174,075**	211,997
Other payables	**14,017,978**	9,380,138
Non-current liabilities due within one year	**698,941**	732,606
Other current liabilities	**15,450,850**	1,628,886
Total current liabilities	**47,970,366**	38,641,715
Non-current liabilities:		
Long-term borrowings	**13,962,300**	20,779,600
Debentures payable	**13,559,947**	6,972,522
Lease liabilities	**1,377,103**	–
Long-term payables	**49,290**	195,647
Long-term staff remuneration payable	**413,010**	554,777
Estimated liabilities	**3,180**	3,180
Deferred gains	**32,817**	45,858
Total non-current liabilities	**29,397,647**	28,551,584
Total liabilities	**77,368,013**	67,193,299

Items	**30 September 2019**	31 December 2018 (Restated)
Owner's equity (or shareholders' equity)		
Paid-in capital (or share capital)	**17,022,673**	14,903,798
Other equity instruments	**3,988,000**	3,988,000
Including: Perpetual debentures	**3,988,000**	3,988,000
Capital reserve	**30,020,342**	32,189,875
Other comprehensive income	**6,184**	7,425
Special reserve	**86,906**	48,055
Surplus reserve	**5,774,571**	5,774,571
Retained earnings	**-4,303,900**	-5,527,775
Total owner's equity (or shareholders' equity)	**52,594,776**	51,383,949
Total liabilities and owner's equity (or shareholders' equity)	**129,962,789**	118,577,248

Legal Representative:	*Chief Financial Officer:*	*Head of Accounting Department:*
Lu Dongliang	**Wang Jun**	**Zhao Hongmei**

Consolidated Income Statement

January to September 2019

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

Items	**Third quarter of 2019 (July to September)**	Third quarter of 2018 (July to September) (Restated)	**First three quarters of 2019 (January to September)**	First three quarters of 2018 (January to September) (Restated)
I. Total operating revenue	**50,768,508**	43,314,848	**145,708,612**	125,709,202
Including: Operating revenue	**50,768,508**	43,314,848	**145,708,612**	125,709,202
II. Total cost of operations	**50,349,416**	41,771,603	**144,250,837**	121,865,127
Including: Operating cost	**47,522,238**	39,124,153	**135,020,904**	113,994,216
Tax and surcharges	**386,446**	369,716	**1,033,056**	1,050,668
Selling expenses	**406,423**	483,691	**2,037,435**	1,535,844
Administrative expenses	**642,170**	662,204	**2,045,604**	1,773,541
Research and development expenses	**184,585**	119,080	**425,865**	254,662
Finance expenses	**1,207,554**	1,012,759	**3,687,973**	3,256,196
Including: Interest expense	**1,376,585**	1,152,090	**3,940,831**	3,506,247
Interest income	**149,901**	84,567	**362,740**	273,120
Add: other income	**22,505**	28,736	**98,142**	89,778
Investment income (loss stated with "-")	**88,931**	27,981	**673,156**	135,575
Including: Investment income from associated companies and joint ventures	**65,211**	-13,132	**195,446**	-135,103
Gains on changes in fair value (loss stated with "-")	**2,259**	-8,373	**-5,316**	61,207
Credit impairment losses (loss stated with "-")	**17,568**	-7	**-93,334**	-19,407
Loss on assets impairment (loss stated with "-")	**-286,309**	-326,697	**-770,641**	-1,146,559
Gains on disposal of assets (loss stated with "-")	**274,460**	-19,511	**831,677**	10,448

Items	**Third quarter of 2019 (July to September)**	Third quarter of 2018 (July to September) (Restated)	**First three quarters of 2019 (January to September)**	First three quarters of 2018 (January to September) (Restated)
III. Operating profit (loss stated with "-")	**538,506**	1,245,374	**2,191,459**	2,975,117
Add: Non-operating income	**15,896**	18,253	**42,937**	270,475
Less: Non-operating expenses	**86,136**	58,168	**183,822**	133,817
IV. Total profit (total loss stated with "-")	**468,266**	1,205,459	**2,050,574**	3,111,775
Less: Income tax expenses	**177,993**	237,451	**590,286**	808,790
V. Net profit (net loss stated with "-")	**290,273**	968,008	**1,460,288**	2,302,985
(i) Classified according to continuity of operations				
1. Net profit from continuing operations (net loss stated with "-")	**290,273**	968,008	**1,460,288**	2,302,985
(ii) Classified according to the ownership				
1. Net profit attributable to owners of the parent (net loss stated with "-")	**102,609**	639,025	**808,371**	1,460,652
2. Non-controlling interests (net loss stated with "-")	**187,664**	328,983	**651,917**	842,333

Items	**Third quarter of 2019 (July to September)**	Third quarter of 2018 (July to September) (Restated)	**First three quarters of 2019 (January to September)**	First three quarters of 2018 (January to September) (Restated)
VI. Other comprehensive income net of tax	**-151,072**	-151,104	**-151,807**	-141,272
Other comprehensive income (net of tax) attributable to the owners of the parent	**-151,072**	-151,104	**-151,994**	-140,885
(i) Other comprehensive income that cannot be reclassified to profit or loss	**-1,268**	-1,486	**2,680**	-14,018
1. Changes in fair value of investments in other equity instruments	**-1,268**	-1,486	**2,680**	-14,018
(ii) Other comprehensive income that will be reclassified to profit or loss subsequently	**-149,804**	-149,618	**-154,674**	-126,867
1. Exchange differences on foreign currency translation	**-149,804**	-149,618	**-154,674**	-126,867
Other comprehensive income (net of tax) attributable to non-controlling shareholders	**–**	–	**187**	-387
VII. Total comprehensive income	**139,201**	816,904	**1,308,481**	2,161,713
Total comprehensive income attributable to the owners of the parent	**-48,463**	487,921	**656,377**	1,319,767
Total comprehensive income attributable to non-controlling shareholders	**187,664**	328,983	**652,104**	841,946

Items	**Third quarter of 2019 (July to September)**	Third quarter of 2018 (July to September) (Restated)	**First three quarters of 2019 (January to September)**	First three quarters of 2018 (January to September) (Restated)
VIII. Earnings per share:				
(i) Basic earnings per share *(RMB/share)*	**0.003**	0.036	**0.038**	0.082
(ii) Diluted earnings per share *(RMB/share)*	**0.003**	0.036	**0.038**	0.082

Business combination under common control was effected in the current period. The net profit recognized by the merged party before the combination was RMB37,000, and the net profit recognized by the merged party in the corresponding period last year was RMB-33,892,000.

Legal Representative:	*Chief Financial Officer:*	*Head of Accounting Department:*
Lu Dongliang	**Wang Jun**	**Zhao Hongmei**

Income Statement of the Parent Company
January to September 2019

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

Items	**Third quarter of 2019 (July to September)**	Third quarter of 2018 (July to September) (Restated)	**First three quarters of 2019 (January to September)**	First three quarters of 2018 (January to September) (Restated)
I. Operating revenue	**4,017,928**	6,159,928	**11,677,753**	18,638,777
Less: Operating costs	**3,347,926**	5,497,824	**9,523,432**	17,074,492
Tax and surcharges	**97,872**	139,739	**278,207**	343,677
Selling expenses	**36,932**	58,167	**121,951**	158,063
Administrative expenses	**158,968**	268,296	**550,624**	512,608
Research and development expenses	**20,782**	12,480	**66,173**	51,958
Finance expenses	**433,752**	413,820	**1,370,192**	1,352,156
Including: Interest expense	**758,739**	720,241	**2,008,626**	2,112,268
Interest income	**433,622**	222,173	**832,623**	712,135
Add: Other income	**4,655**	2,424	**8,501**	21,658
Investment income (loss stated with "-")	**116,632**	13,160	**1,624,893**	1,082,886
Including: Investment income from associated companies and joint ventures	**52,066**	13,489	**168,133**	84,682
Credit impairment losses (loss stated with "-")	**876**	1,609	**332**	3,126
Loss on assets impairment (loss stated with "-")	**-73,747**	-88,584	**-189,853**	-96,491
Gains on disposal of assets (loss stated with "-")	**108,934**	-2,098	**87,886**	24,778
II. Operating profit (loss stated with "-")	**79,046**	-303,887	**1,298,933**	181,780
Add: Non-operating income	**3,509**	1,093	**4,754**	188,875
Less: Non-operating expenses	**65,980**	22,943	**79,813**	81,611
III. Total profit (total loss stated with "-")	**16,575**	-325,737	**1,223,874**	289,044
Less: Income tax expenses	**–**	3,297	**–**	14,523

Items	**Third quarter of 2019 (July to September)**	Third quarter of 2018 (July to September) (Restated)	**First three quarters of 2019 (January to September)**	First three quarters of 2018 (January to September) (Restated)
IV. Net profit (net loss stated with "-")	**16,575**	-329,034	**1,223,874**	274,521
(i) Net profit from continuing operations (net loss stated with "-")	**16,575**	-329,034	**1,223,874**	274,521
V. Other comprehensive income net of tax	**-615**	-1,873	**-1,242**	35
(i) Other comprehensive income that cannot be reclassified to profit or loss	**-615**	-1,873	**-1,242**	35
1. Changes in fair value of investments in other equity instruments	**-615**	-1,873	**-1,242**	35
VI. Total comprehensive income	**15,960**	-330,907	**1,222,632**	274,556

Legal Representative: **Lu Dongliang** *Chief Financial Officer:* **Wang Jun** *Head of Accounting Department:* **Zhao Hongmei**

Consolidated Cash Flow Statement
January to September 2019

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

Items	First three quarters of 2019 (January to September)	First three quarters of 2018 (January to September) (Restated)
I. Cash flow from operating activities:		
Cash received from product sales and rendering of services	**134,229,525**	112,520,139
Refund of tax and levies received	**95,357**	60,356
Other cash received relating to operating activities	**1,681,212**	1,256,948
Sub-total of cash inflow from operating activities	**136,006,094**	113,837,443
Cash paid for purchase of goods and receipt of services	**115,093,322**	93,258,077
Cash paid to and on behalf of employees	**5,451,705**	4,707,933
Taxes and surcharges paid	**3,729,600**	4,232,982
Other cash paid relating to operating activities	**3,626,480**	2,661,801
Sub-total of cash outflow from operating activities	**127,901,107**	104,860,793
Net cash flows from operating activities	**8,104,987**	8,976,650

Items	First three quarters of 2019 (January to September)	First three quarters of 2018 (January to September) (Restated)
II. Cash flows from investment activities:		
Cash received from disposal of investments	**2,402,371**	30,816
Cash received from returns on investments	**151,726**	143,653
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	**338,520**	280,973
Net cash received from disposal of subsidiaries and other operating entities	**32,425**	–
Net cash received from acquisition of subsidiaries and other operating entities	**–**	2,846,649
Other cash received relating to investment activities	**448,309**	205,000
Sub-total of cash inflow from investment activities	**3,373,351**	3,507,091
Cash paid to acquire fixed assets, intangible assets and other long-term assets	**6,007,189**	4,174,536
Cash paid for investment	**7,299,527**	245,000
Other cash paid relating to investment activities	**605,622**	639,913
Sub-total of cash outflow from investment activities	**13,912,338**	5,059,449
Net cash flows from investment activities	**-10,538,987**	-1,552,358

Items	First three quarters of 2019 (January to September)	First three quarters of 2018 (January to September) (Restated)
III. Cash flow from financing activities:		
Proceeds received from investments	**547,134**	306,980
Including: Cash received from investment of minority shareholders by subsidiaries	**547,134**	237,095
Cash received from borrowings	**36,462,375**	54,057,559
Cash received from issue of debentures	**32,000,000**	7,240,000
Other cash received relating to financing activities	**–**	500,400
Sub-total of cash inflow from financing activities	**69,009,509**	62,104,939
Consideration paid for business combination under common control	**135,057**	–
Cash paid for repayment	**67,722,767**	67,218,259
Cash paid for dividend and profit distribution or interest repayment	**3,854,975**	5,186,547
Including: Dividend and profit paid by subsidiaries to non-controlling shareholders	**143,981**	219,094
Acquisition of non-controlling interests	**–**	3,130
Cash paid for distribution of dividend for other equity instruments	**64,002**	141,312
Other cash paid relating to financing activities	**4,373,522**	1,929,334
Sub-total of cash outflow from financing activities	**76,150,323**	74,478,582
Net cash flows from financing activities	**-7,140,814**	-12,373,643

Items	**First three quarters of 2019 (January to September)**	First three quarters of 2018 (January to September) (Restated)
IV. Effect on cash and cash equivalents due to change in foreign currency exchange rate	**38,598**	136,518
V. Net increase in cash and cash equivalents	**-9,536,216**	-4,812,833
Add: Balance of cash and cash equivalents at the beginning of the period	**19,130,835**	27,851,106
VI. Balance of cash and cash equivalents at the end of the period	**9,594,619**	23,038,273

Legal Representative:	*Chief Financial Officer:*	*Head of Accounting Department:*
Lu Dongliang	**Wang Jun**	**Zhao Hongmei**

Cash Flow Statement of the Parent Company
January to September 2019

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

Items	**First three quarters of 2019 (January to September)**	First three quarters of 2018 (January to September) (Restated)
I. Cash flow from operating activities:		
Cash received from product sales and rendering of services	**7,614,991**	12,690,016
Refund of tax and levies received	**9,778**	–
Other cash received relating to operating activities	**254,345**	773,183
Sub-total of cash inflow from operating activities	**7,879,114**	13,463,199
Cash paid for purchase of goods and receipt of services	**3,024,118**	8,200,812
Cash paid to and on behalf of employees	**1,061,825**	1,294,992
Taxes and surcharges paid	**781,558**	935,208
Other cash paid relating to operating activities	**1,424,458**	1,031,564
Sub-total of cash outflow from operating activities	**6,291,959**	11,462,576
Net cash flows from operating activities	**1,587,155**	2,000,623

Items	First three quarters of 2019 (January to September)	First three quarters of 2018 (January to September) (Restated)
II. Cash flows from investment activities:		
Cash received from disposal of investments	**2,027,068**	–
Cash received from returns on investments	**2,509,833**	665,181
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	**215,081**	128,341
Other cash received relating to investment activities	**6,370,588**	6,746,205
Sub-total of cash inflow from investment activities	**11,122,570**	7,539,727
Cash paid to acquire fixed assets, intangible assets and other long-term assets	**489,713**	596,378
Cash paid for investment	**7,049,941**	415,040
Net cash paid for acquisition of subsidiaries and other operating entities	**104,063**	–
Other cash paid relating to investment activities	**6,898,004**	6,725,319
Sub-total of cash outflow from investment activities	**14,541,721**	7,736,737
Net cash flows from investment activities	**-3,419,151**	-197,010

Items	First three quarters of 2019 (January to September)	First three quarters of 2018 (January to September) (Restated)
III. Cash flow from financing activities:		
Cash received from borrowings	**16,875,143**	34,783,227
Cash received from issue of debentures	**32,000,000**	6,740,000
Other cash received relating to financing activities	**1,091,400**	–
Sub-total of cash inflow from financing activities	**49,966,543**	41,523,227
Cash paid for repayment	**46,242,573**	48,922,022
Cash paid for dividend and profit distribution or interest repayment	**1,641,630**	2,806,153
Other cash paid relating to financing activities	**484,831**	211,854
Sub-total of cash outflow from financing activities	**48,369,034**	51,940,029
Net cash flows from financing activities	**1,597,509**	-10,416,802
IV. Effect on cash and cash equivalents due to change in foreign currency exchange rate	**6,265**	74,200
V. Net increase in cash and cash equivalents	**-228,222**	-8,538,989
Add: Balance of cash and cash equivalents at the beginning of the period	**4,357,656**	16,320,277
VI. Balance of cash and cash equivalents at the end of the period	**4,129,434**	7,781,288

Legal Representative:	*Chief Financial Officer:*	*Head of Accounting Department:*
Lu Dongliang	**Wang Jun**	**Zhao Hongmei**

4.2 Adjustments to the Relevant Items of the Financial Statements at the Beginning of the Year upon Initial Adoption of the New Financial Instrument Standards, the New Revenue Standards, and the New Lease Standards

☑ Applicable ☐ N/A

Consolidated Balance Sheet

Unit: '000 Currency: RMB

Items	31 December 2018	1 January 2019	Adjustment
Current assets:			
Monetary capital	21,296,123	21,296,123	–
Held-for-trading financial assets	16,141	16,141	–
Accounts receivable	5,209,535	5,209,535	–
Accounts receivable financing	2,894,482	2,894,482	–
Prepayments	1,550,470	1,550,470	–
Other receivables	4,953,590	4,953,590	–
Inventories	20,459,668	20,459,668	–
Other current assets	2,521,454	2,521,454	–
Total current assets	58,901,463	58,901,463	–

Items	31 December 2018	1 January 2019	Adjustment
Non-current assets:			
Long-term receivables	204,718	204,718	–
Long-term equity investments	9,756,811	9,756,811	–
Investments in other equity instruments	1,729,825	1,729,825	–
Investment properties	1,156,006	1,156,006	–
Fixed assets	94,073,654	88,073,483	-6,000,171
Construction in progress	13,036,003	12,807,235	-228,768
Right-of-use assets	–	13,178,315	13,178,315
Intangible assets	13,675,597	13,675,597	–
Goodwill	3,510,633	3,510,633	–
Long-term deferred expenditures	667,772	647,449	-20,323
Deferred income tax assets	1,542,655	1,542,655	–
Other non-current assets	2,709,614	2,709,614	–
Total non-current assets	142,063,288	148,992,341	6,929,053
Total assets	200,964,751	207,893,804	6,929,053
Current liabilities:			
Short-term borrowings	39,348,100	39,348,100	–
Held-for-trading financial liabilities	1,766	1,766	–
Notes payable	5,439,162	5,439,162	–
Accounts payable	8,570,102	8,570,102	–
Staff remuneration payable	1,159,356	1,159,356	–
Taxes payable	944,934	944,934	–
Other payables	9,076,137	9,076,137	–
Contract liabilities	1,579,322	1,579,322	–
Non-current liabilities due within one year	6,319,810	6,500,576	180,766
Other current liabilities	2,398,088	2,398,088	–
Total current liabilities	74,836,777	75,017,543	180,766

Items	31 December 2018	1 January 2019	Adjustment
Non-current liabilities:			
Long-term borrowings	42,756,340	42,756,340	–
Debentures payable	9,698,134	9,698,134	–
Lease liabilities	–	8,501,199	8,501,199
Long-term payables	2,664,261	911,349	-1,752,912
Long-term staff remuneration payable	777,305	777,305	–
Estimated liabilities	132,250	132,250	–
Deferred gains	484,416	484,416	–
Deferred income tax liabilities	1,812,805	1,812,805	–
Other non-current liabilities	132,844	132,844	–
Total non-current liabilities	58,458,355	65,206,642	6,748,287
Total liabilities	133,295,132	140,224,185	6,929,053
Owner's equity (or shareholders' equity):			
Paid-in capital (or share capital)	14,903,798	14,903,798	–
Other equity instruments	3,988,000	3,988,000	–
Capital reserve	30,144,970	30,144,970	–
Other comprehensive income	221,108	221,108	–
Special reserve	145,938	145,938	–
Surplus reserve	5,774,571	5,774,571	–
Retained earnings	-2,763,078	-2,763,078	–
Total owner's equity (or shareholders' equity) attributable to the owners of the parent	52,415,307	52,415,307	–
Non-controlling interests	15,254,312	15,254,312	–
Total owner's equity (or shareholders' equity)	67,669,619	67,669,619	–
Total liabilities and owner's equity (or shareholders' equity)	200,964,751	207,893,804	6,929,053

Explanations on adjustments to the items:

☑ Applicable ☐ N/A

The International Accounting Standards Board issued the International Financial Reporting Standards No. 16 – Lease in January 2016, and the Ministry of Finance revised and issued the Accounting Standards for Business Enterprises No. 21 – Lease in December 2018 (collectively referred to as the "**New Lease Standards**"). Pursuant to the provisions of the above standards, the Company has implemented the New Lease Standards since 1 January 2019.

From 1 January 2019, the Company has recognized right-of-use assets and lease liabilities at the present value of the minimum lease payments for the future rents payable in respect of all leased assets (excluding short-term lease and low-value asset lease for which the simplified approach is adopted), and has recognized depreciation separately, but the finance costs were not recognized and information for the comparable periods was not adjusted. Under such accounting methods, the assets and liabilities of the Company as at 1 January 2019 increased by RMB6,929 million and by RMB6,929 million, respectively, as compared with 31 December 2018.

Balance Sheet of the Parent Company

Unit: '000 Currency: RMB

Items	31 December 2018	1 January 2019	Adjustment
Current assets:			
Monetary capital	4,485,244	4,485,244	–
Accounts receivable	425,880	425,880	–
Accounts receivable financing	672,838	672,838	–
Prepayments	883,248	883,248	–
Other receivables	14,299,555	14,299,555	–
Inventories	3,062,042	3,062,042	–
Other current assets	234,327	234,327	–
Total current assets	24,063,134	24,063,134	–
Non-current assets:			
Long-term receivables	6,935,845	6,935,845	–
Long-term equity investments	63,394,420	63,394,420	–
Investments in other equity instruments	1,665,441	1,665,441	–
Fixed assets	17,341,499	16,986,354	-355,145
Construction in progress	784,835	784,835	–
Right-of-use assets	–	1,747,049	1,747,049
Intangible assets	1,066,510	1,066,510	–
Goodwill	2,330,945	2,330,945	–
Long-term deferred expenditures	57,676	49,997	-7,679
Deferred income tax assets	656,317	656,317	–
Other non-current assets	280,626	280,626	–
Total non-current assets	94,514,114	95,898,339	1,384,225
Total assets	118,577,248	119,961,473	1,384,225

Items	31 December 2018	1 January 2019	Adjustment
Current liabilities:			
Short-term borrowings	25,440,000	25,440,000	–
Accounts payable	596,215	596,215	–
Contract liabilities	110,154	110,154	–
Staff remuneration payable	541,719	541,719	–
Taxes payable	211,997	211,997	–
Other payables	9,380,138	9,380,138	–
Non-current liabilities due within one year	732,606	810,543	77,937
Other current liabilities	1,628,886	1,628,886	–
Total current liabilities	38,641,715	38,719,652	77,937
Non-current liabilities:			
Long-term borrowings	20,779,600	20,779,600	–
Debentures payable	6,972,522	6,972,522	–
Lease liabilities	–	1,431,646	1,431,646
Long-term payables	195,647	70,289	-125,358
Long-term staff remuneration payable	554,777	554,777	–
Estimated liabilities	3,180	3,180	–
Deferred gains	45,858	45,858	–
Total non-current liabilities	28,551,584	29,857,872	1,306,288
Total liabilities	67,193,299	68,577,524	1,384,225

Items	31 December 2018	1 January 2019	Adjustment
Owner's equity (or shareholders' equity)			
Paid-in capital (or share capital)	14,903,798	14,903,798	–
Other equity instruments	3,988,000	3,988,000	–
Capital reserve	32,189,875	32,189,875	–
Other comprehensive income	7,425	7,425	–
Special reserve	48,055	48,055	–
Surplus reserve	5,774,571	5,774,571	–
Retained earnings	-5,527,775	-5,527,775	–
Total owner's equity (or shareholders' equity)	51,383,949	51,383,949	–
Total liabilities and owner's equity (or shareholders' equity)	118,577,248	119,961,473	1,384,225

Explanations on adjustments to the items:

☑ Applicable ☐ Inapplicable :

The International Accounting Standards Board issued the International Financial Reporting Standards No. 16 – Lease in January 2016, and the Ministry of Finance revised and issued the Accounting Standards for Business Enterprise No.21 – Lease in December 2018 (collectively referred to as the "**New Lease Standards**"). Pursuant to the provisions of the above standards, the parent company has implemented the New Lease Standards since 1 January 2019.

From 1 January 2019, the parent company has recognized right-of-use assets and lease liabilities at the present value of the minimum lease payments for the future rents payable in respect of all leased assets (excluding short-term lease and low-value asset lease for which the simplified approach is adopted), and has recognized depreciation separately, but the finance costs were not recognized and information for the comparable periods was not adjusted. Under such accounting methods, the assets and liabilities of the parent company as at 1 January 2019 increased by RMB1,384 million and by RMB1,384 million, respectively, as compared with 31 December 2018.

4.3 Explanation on Retrospective Adjustments to Comparative Data of the Previous Periods upon Initial Adoption of the New Financial Instrument Standards and the New Lease Standards

☐ Applicable ☑ Inapplicable

4.4 Audit Report

☐ Applicable ☑ Inapplicable

By order of the Board
Aluminum Corporation of China Limited*
Wang Jun
Company Secretary

Beijing, the People's Republic of China
29 October 2019

As at the date of the publication of this announcement, the members of the board of directors comprise Mr. Lu Dongliang, Mr. He Zhihui, Mr. Jiang Yinggang and Mr. Zhu Runzhou (Executive Directors); Mr. Ao Hong and Mr. Wang Jun (Non-executive Directors); Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David (Independent Non-executive Directors).

* *For identification purpose only*